Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2021 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - November 11, 2021) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and nine months ended September 30, 2021. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended September 30, 2021 and 2020
For the three months ended September 30, 2021, the Company had a net loss of $73.3 million, or $1.34 basic and diluted loss per share.
For the three months ended September 30, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $76.1 million, or $1.39 basic and diluted loss per share, which excludes from the net loss a $2.9 million, or $0.05 per basic and diluted share, gain recorded as part of the refinancing of the lease financing for five vessels (the accounting for which is described below under the section entitled 'Debt').
For the three months ended September 30, 2020, the Company had a net loss of $20.2 million, or $0.37 basic and diluted loss per share.
For the three months ended September 30, 2020, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $20.2 million, or $0.37 basic and diluted loss per share, which excludes from the net loss (i) a $1.0 million, or $0.02 per basic and diluted share, gain recorded on the Company’s repurchase of its Convertible Notes due 2022 and (ii) a $1.0 million, or $0.02 per basic and diluted share, write-off of deferred financing fees and unamortized fair value discounts on sale and leaseback liabilities that were refinanced during the period.
Results for the nine months ended September 30, 2021 and 2020
For the nine months ended September 30, 2021, the Company had a net loss of $188.4 million, or $3.46 basic and diluted loss per share.
For the nine months ended September 30, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $184.5 million, or $3.38 basic and diluted loss per share, which excludes from the net loss (i) a $2.9 million, or $0.05 per basic and diluted share, gain recorded as part of the refinancing of the lease financing for five vessels (the accounting for which is described below under the section entitled 'Debt'), (ii) $5.5 million, or $0.10 per basic and diluted share, of aggregate losses recorded on the March 2021 and June 2021 transactions to exchange the Company's existing Convertible Notes due 2022 for new Convertible Notes due 2025, and (iii) a $1.3 million, or $0.02 per basic and diluted share, write-off of deferred financing fees related to the refinancing of certain credit facilities.
For the nine months ended September 30, 2020, the Company had net income of $170.4 million, or $3.11 basic and $2.95 diluted earnings per share.
For the nine months ended September 30, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $170.6 million, or $3.11 basic and $2.95 diluted earnings per share, which excludes from net income (i) a $1.0 million, or $0.02 per basic and diluted share, gain recorded on the Company’s repurchase of its Convertible Notes due 2022 and (ii) a $1.3 million, or $0.02 per basic and diluted share, write-off of deferred financing fees and unamortized fair value discounts on sale and leaseback liabilities that were refinanced during the period.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented, “We are pleased with our current liquidity, and we are seeing a significant improvement in rates while the global energy markets are tightening.”
Declaration of Dividend
On November 10, 2021, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about December 15, 2021 to all shareholders of record as of December 3, 2021 (the record date). As of November 10, 2021, there were 58,369,516 common shares of the Company outstanding.

Summary of Third Quarter and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters in the pools (excluding voyages outside of the pools) for the Company's vessels thus far in the fourth quarter of 2021 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$13,750	58%
LR1	$12,500	55%
MR	$10,500	55%
Handymax	$8,700	52%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels in each of the pools (excluding voyages outside of the pools) during the third quarter of 2021:

Pool	Average daily TCE revenue
LR2	$10,871
LR1	$10,015
MR	$10,320
Handymax	$7,457
•In August 2021, the Company acquired a minority interest in a portfolio of nine product tankers, among which are five dual-fuel MR methanol tankers (built between 2016 and 2021). These five vessels carry methanol as well as traditional petroleum products, and they are powered either by methanol or by traditional marine fuels.
•In January 2021, the Company entered into a note distribution agreement with B. Riley Securities, Inc., as sales agent, pursuant to which the Company may offer and sell, from time to time, up to $75.0 million of additional aggregate principal amount of its 7.00% Senior Unsecured Notes due 2025 (the "Senior Notes due 2025"). Since July 1, 2021 and through the date of this press release, the Company issued $10.6 million aggregate principal amount of additional Senior Notes due 2025 for aggregate net proceeds (net of sales agent commissions and offering expenses) of $10.3 million. There is $33.8 million of remaining availability under this program as of November 10, 2021.
•In September 2021, the Company closed on the refinancing of the outstanding debt on five LR2s, raising $11.8 million in aggregate new liquidity.
•In November 2021, the Company closed on the refinancing of the outstanding debt on six vessels (four LR2s and two Handymax vessels), raising $41.3 million in aggregate new liquidity.
•The Company is in discussions with certain financial institutions to further increase its liquidity by up to $34.1 million in connection with the refinancing of six vessels.
•The Company also has $18.0 million of additional liquidity available (after the repayment of existing debt) from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
•The Company has $228.9 million in cash and cash equivalents as of November 10, 2021.

Investment in Dual Fuel Tankers
In August 2021, the Company acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, the Company acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company’s Convertible Notes due 2022 and Convertible Notes due 2025. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Convertible Notes due 2022 and Convertible Notes due 2025 on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its Convertible Notes due 2022 and Convertible Notes due 2025, which were issued in March and June 2021 were converted into common shares at the beginning of each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $6.0 million and $14.4 million during the three and nine months ended September 30, 2021, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and nine months ended September 30, 2021, the Company’s basic weighted average number of shares outstanding were 54,757,241 and 54,512,767, respectively. There were 56,702,496 and 56,766,685 weighted average shares outstanding including the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan, for the three and nine months ended September 30, 2021, respectively. There were 63,936,546 and 62,625,888 weighted average shares outstanding for the three and nine months ended September 30, 2021, respectively, under the if-converted method. Since the Company was in a net loss position in both periods, the potentially dilutive shares arising from both the Company’s restricted shares issued under the Company's equity incentive plan and under the if-converted method were anti-dilutive for purposes of calculating the loss per share. Accordingly, basic weighted average shares outstanding were used to calculate both basic and diluted loss per share for this period.
COVID-19
Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction in economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates late in the first quarter of 2020 and throughout the second quarter of 2020. These market dynamics, which were driven by arbitrage trading rather than underlying consumption, led to a build-up of global oil and refined petroleum product inventories. In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind thus causing demand for the seaborne transportation of refined petroleum products to decline.
These market conditions, coupled with underlying oil consumption that has yet to reach pre-pandemic levels, have had an adverse impact on spot TCE rates beginning in the third quarter of 2020 and continuing through the third quarter of 2021. Nevertheless, during the second quarter of 2021, the easing of restrictive measures and successful roll-out of vaccines in certain countries served as a catalyst for an economic recovery in many countries throughout the world. Consequently, oil prices have recently reached multi-year highs on the back of steadily increasing consumption, and existing inventories of refined petroleum products have fallen below multi-year averages. Though these dynamics have set the stage for a long-term recovery, spot TCE rates have remained subdued as demand has yet to reach pre-pandemic levels.
The Company expects that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could continue to have a material impact on the Company's earnings, cash flow and financial condition. An estimate of the impact on the Company's results of operations and financial condition cannot be made at this time.

$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), Convertible Notes due 2022, and Convertible Notes due 2025. No securities have been repurchased under the new program since its inception through the date of this press release.
Conference Call
The Company has scheduled a conference call on November 11, 2021 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 5281973
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/2d8p5voo

Current Liquidity
As of November 10, 2021, the Company had $228.9 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the third quarter of 2021. There was no such activity in progress as of October 1, 2021.

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions) (1)	Aggregate Off-hire Days in Q3 2021
Completed in the third quarter of 2021
LR2	3	3	—	—	$4.6	119
LR1	2	2	—	—	2.2	88
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	5	5	—	—	$6.8	207

(1)    Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods.

Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2022 (which also include actual payments made during the fourth quarter of 2021 and through November 10, 2021):

In millions of U.S. dollars	As of September 30, 2021 (1) (2)

Q4 2021 - payments made through November 10, 2021	$2.0
Q4 2021 - remaining payments	12.8
Q1 2022	7.9
Q2 2022	8.9
Q3 2022	16.1
Q4 2022	6.0

(1)    Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Based upon the commitments received to date, which include the remaining availability under certain financing transactions that have been previously announced, the Company expects to raise approximately $18.0 million of aggregate additional liquidity to finance the purchase and installations of scrubbers (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
Set forth below are the estimated expected number of vessels and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q4 2021
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	4	—	—	80
LR1	2	—	2	102
MR	—	—	—	—
Handymax	—	—	—	—

Total Q4 2021	6	—	2	182

	Q1 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	1	71
LR1	—	—	3	170
MR	1	—	—	20
Handymax	—	—	—	—

Total Q1 2022	3	—	4	261

	Q2 2022

	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	1	—	—	29
LR1	—	—	—	—
MR	1	—	1	40
Handymax	—	—	—	—

Total Q2 2022	2	—	1	69

	Q3 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	7	5	1	160
Handymax	—	—	—	—

Total Q3 2022	7	5	1	160

	Q4 2022
	Vessels Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	—	—	—	—
LR1	—	—	—	—
MR	2	—	2	80
Handymax	—	—	—	—

Total Q4 2022	2	—	2	80

(1)    The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(2)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.
(3)    Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented.

	In thousands of U.S. Dollars	Outstanding Principal as of June 30, 2021	Outstanding Principal as of Sept. 30, 2021	Outstanding Principal as of Nov. 10, 2021
1	ING Credit Facility (2)	32,386	31,350	—
2	Credit Agricole Credit Facility	77,877	75,734	75,734
3	ABN AMRO / K-Sure Credit Facility (3)	39,901	38,938	38,938
4	Citibank / K-Sure Credit Facility	82,610	80,506	80,506
5	ABN / SEB Credit Facility (2)	76,164	73,634	—
6	Hamburg Commercial Credit Facility	38,670	37,847	37,847
7	Prudential Credit Facility	47,605	46,219	45,295
8	2019 DNB / GIEK Credit Facility	49,007	47,229	47,229
9	BNPP Sinosure Credit Facility	91,481	91,481	86,314
10	2020 $225.0 Million Credit Facility	198,389	193,139	193,139
11	2021 $21.0 Million Credit Facility	20,415	19,830	19,830
12	Ocean Yield Lease Financing	132,993	130,148	129,174
13	BCFL Lease Financing (LR2s)	84,783	82,063	81,153
14	CSSC Lease Financing (1)	128,844	139,486	138,272
15	CSSC Scrubber Lease Financing (1)	2,483	—	—
16	BCFL Lease Financing (MRs)	76,427	72,659	71,425
17	2018 CMBFL Lease Financing	118,489	115,237	114,401
18	$116.0 Million Lease Financing	100,887	98,336	97,506
19	AVIC Lease Financing	113,069	109,737	109,737
20	China Huarong Lease Financing	111,833	107,625	107,625
21	$157.5 Million Lease Financing	116,729	113,193	113,193
22	COSCO Lease Financing	64,900	62,975	62,975
23	2020 CMBFL Lease Financing	42,952	42,142	42,142
24	2020 TSFL Lease Financing	45,589	44,759	44,759
25	2020 SPDBFL Lease Financing	93,259	91,629	91,629
26	2021 AVIC Lease Financing	95,517	93,699	93,699
27	2021 CMBFL Lease Financing	77,825	76,195	75,790
28	2021 TSFL Lease Financing	56,567	55,472	55,472
29	2021 CSSC Lease Financing	56,523	55,208	54,770
30	2021 $146.3 Million Lease Financing (2)	—	—	146,250
31	IFRS 16 - Leases - 3 MR	33,171	31,221	30,582
32	$670.0 Million Lease Financing	570,261	558,430	554,503
33	Unsecured Senior Notes Due 2025 (3)	58,757	68,271	69,347
34	Convertible Notes Due 2022	69,695	69,695	69,695
35	Convertible Notes Due 2025 (4)	202,930	205,394	206,585
	Gross debt outstanding	$3,208,988	$3,159,481	$3,185,516
	Cash and cash equivalents	282,229	192,420	228,947
	Net debt	$2,926,759	$2,967,061	$2,956,569

(1)    In September 2021, the Company amended and restated the terms of the sale and leaseback arrangement with CSSC (Hong Kong) Shipping Company Limited for five LR2 vessels (STI Gratitude, STI Gladiator, STI Gauntlet, STI Guide and STI Goal). Under the terms of the amended and restated agreement, the borrowing amount increased to $140.7 million from $128.9 million at the time of the transaction (which is inclusive of scrubber financing), resulting in a net additional borrowing of $11.8 million.
The tenor of the arrangement remained unchanged with each lease scheduled to expire throughout 2026 and 2027, however the Company now has the option to extend the lease for each vessel by an additional 24 months. The interest under the amended and restated agreement was reduced to LIBOR plus a margin of 3.50% per annum from LIBOR plus a margin of 4.60% per annum and the principal balance is scheduled to be repaid in equal installments of approximately $0.2 million per vessel per month. Each lease also contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the effective date of the amended agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
The CSSC Lease Financing includes a covenant that requires that the fair market value of each vessel leased under the facility shall at all times be no less than 125% of the outstanding balance for such vessel.
This transaction is being accounted for as an amendment to the original financial liability under IFRS 9 as the terms of the amended and restated arrangement were determined to not be substantially different than that of the original arrangement. Pursuant to IFRS 9, where an existing financial liability is modified, a gain or loss should be recognized as the difference between the original contractual cash flows and the modified contractual cash flows discounted using the original effective interest rate. This calculation resulted in a gain of $2.9 million, which consisted of the gain arising from the present value calculation of the modified contractual cash flows, offset by fees paid to the lessor.
(2)    In November 2021, the Company closed on the sale and leaseback transactions for four LR2 product tankers (STI Connaught, STI Winnie, STI Lauren and STI Broadway) and two Handymax product tankers (STI Rotherhithe and STI Hammersmith) with an international financial institution (the "2021 $146.3 Million Lease Financing"). The borrowing amount under the agreement was $146.3 million in aggregate, and part of the proceeds were used to repay the aggregate outstanding indebtedness of $105.0 million relating to these vessels under the ING Credit Facility and ABN/SEB Credit Facility.
Under this lease financing arrangement, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.3% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.7 million on three LR2 vessels, $0.6 million on one LR2 vessel and $0.4 million per Handymax vessel. In addition, the Company has purchase options beginning at the end of the second year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's existing lease financing arrangements.
(3)    In January 2021, the Company entered into a note distribution agreement with B. Riley Securities, Inc., as sales agent, under which the Company may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of its Senior Notes due 2025 (the "Additional Notes"). The Additional Notes will have the same terms as (other than date of issuance), form a single series of debt securities with and have the same CUSIP number and are fungible with, the initial notes which were issued on May 29, 2020. Sales of the Additional Notes may be made over a period of time, and from time to time, through the sales agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. During the third quarter of 2021, the Company issued $9.5 million aggregate principal amount of Additional Notes for aggregate net proceeds (net of sales agent commissions and offering expenses) of $9.3 million. Since inception of this program and through the date of this press release, the Company issued $41.2 million aggregate principal amount of Additional Notes for aggregate net proceeds (net of sales agent commissions and offering expenses) of $40.3 million.
(4)    The outstanding principal balance reflects the par value of the Convertible Notes Due 2025 of $200.0 million plus the accreted principal balance as of each date presented. The Convertible Notes due 2025 are scheduled to accrete at an annualized rate of approximately 5.52% per annum, with the total balance due at maturity equal to 125.3% of par. The Convertible Notes due 2025 also bear interest at a cash coupon rate of 3.0% per annum, which is calculated based upon the par value of the instrument.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of September 30, 2021, which includes principal amounts due under the Company's secured credit facilities, Convertible Notes due 2022, Convertible Notes due 2025, lease financing arrangements, Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made during the fourth quarter of 2021 through November 10, 2021):

	As of September 30, 2021 (1)
In millions of U.S. dollars	Total	Maturities of unsecured debt	Vessel financings - 2021 and 2022 maturities	Vessel financings - scheduled repayments, in addition to maturities in 2023 and thereafter
Q4 2021 - principal payments made through November 10, 2021 (2)	$17.5	$—	$—	$17.5
Q4 2021	60.9	—	—	60.9
Q1 2022 (3)	92.0	—	19.3	72.7
Q2 2022 (4)	216.2	69.7	70.2	76.3
Q3 2022 (5)	89.2	—	18.4	70.8
Q4 2022 (6)	125.7	—	51.2	74.5
2023 and thereafter	2,558.0	273.7	—	2,284.3
	$3,159.5	$343.4	$159.1	$2,657.0
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of September 30, 2021 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.
(2)    Repayments do not include the November 2021 repayment of the aggregate outstanding indebtedness of $105.0 million relating to the vessels under the ING Credit Facility and ABN/SEB Credit Facility which were refinanced as part of the sale and leaseback transaction under the 2021 $146.3 Million Lease Financing.
(3)    Repayments include the scheduled maturity of outstanding debt related to one vessel under the Citi/K-Sure Credit Facility of $19.3 million.
(4)    Repayments include the scheduled maturities of outstanding debt related to (i) the Company's Convertible Notes due 2022 of $69.7 million, (ii) three vessels under the Citi/K-Sure Credit Facility of $57.6 million in aggregate, and (iii) one vessel under the ING Credit Facility of $12.6 million. The scheduled maturity under the ING Credit Facility was repaid in November 2021 as noted above.
(5)    Repayments include the scheduled maturity of outstanding debt related to one vessel under the ABN AMRO/K-Sure Credit Facility of $18.4 million.
(6)    Repayments include the scheduled maturities of outstanding debt related to (i) one vessel under the ABN AMRO/K-Sure Credit Facility of $17.2 million, (ii) one vessel under the Credit Agricole Credit Facility of $16.5 million, and (iii) one vessel under the 2021 $21.0 Million Credit Facility for $17.5 million.
Explanation of Variances on the Third Quarter of 2021 Financial Results Compared to the Third Quarter of 2020
For the three months ended September 30, 2021, the Company recorded a net loss of $73.3 million compared to a net loss of $20.2 million for the three months ended September 30, 2020. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended September 30, 2021 and 2020:

	For the three months ended September 30,
In thousands of U.S. dollars	2021	2020
Vessel revenue	$119,271	$177,250
Voyage expenses	(661)	(592)
TCE revenue	$118,610	$176,658

•TCE revenue for the three months ended September 30, 2021 decreased by $58.0 million to $118.6 million, from $176.7 million for the three months ended September 30, 2020. Overall average TCE revenue per day decreased to $10,139 per day during the three months ended September 30, 2021, from $15,100 per day during the three months ended September 30, 2020.
◦TCE revenue for the three months ended September 30, 2021 reflected the continued adverse market conditions brought on by the COVID-19 pandemic. While underlying demand for crude and refined petroleum products have improved throughout 2021, it still remains below pre-pandemic levels thus keeping pressure on daily spot TCE rates. These conditions were exacerbated by longer than expected refinery maintenance along with drawdowns of existing inventories during the third quarter of 2021, which negatively affected the demand for the seaborne transportation of refined petroleum products.
◦TCE revenue for the three months ended September 30, 2020 reflected the aftermath of the extreme volatility brought on by the onset of the COVID-19 pandemic, which initially caused record spikes in spot TCE rates but also led to the buildup of excess inventories during the second quarter of 2020. As markets stabilized in June of 2020, the excess inventories that built up during this period began to slowly unwind thus causing demand for the seaborne transportation of refined petroleum products to decline. TCE revenue for the three months ended September 30, 2020 therefore reflects a mixture of the strong results from voyages that were fixed during the second quarter of 2020 which carried over into the third quarter of 2020, coupled with the weaker results from subsequent voyages that were fixed during the third quarter of 2020.
•Vessel operating costs for the three months ended September 30, 2021 increased by $0.1 million to $85.9 million, from $85.8 million for the three months ended September 30, 2020. Vessel operating costs per day increased to $7,126 per day for the three months ended September 30, 2021 from $6,950 per day for the three months ended September 30, 2020. This increase was primarily attributable to (i) costs incurred to transition technical managers for certain MRs that were acquired from Trafigura Maritime Logistics Pte. Ltd. in 2019 (the last of which were transitioned during the third quarter of 2021) and (ii) increased crewing related costs due to COVID-19.
•Depreciation expense - owned or sale leaseback vessels for the three months ended September 30, 2021 increased by $0.3 million to $49.7 million, from $49.4 million for the three months ended September 30, 2020. The increase was due to the Company's drydock, scrubber and ballast water treatment system installations that have taken place over the preceding 12-month period.
•Depreciation expense - right of use assets for the three months ended September 30, 2021 decreased $1.8 million to $10.4 million from $12.2 million for the three months ended September 30, 2020. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense was impacted by the delivery of an MR that was previously under construction in the third quarter of 2020 offset by the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020 and four Handymax vessels at the end of the first quarter of 2021. The Company had four LR2s and 18 MRs that were accounted for under IFRS 16 - Leases during the three months ended September 30, 2021.
•General and administrative expenses for the three months ended September 30, 2021, decreased by $2.8 million to $13.1 million, from $15.9 million for the three months ended September 30, 2020. This decrease was due to an overall reduction in costs during the three months ended September 30, 2021, including reductions in restricted stock amortization and compensation expenses.
•Financial expenses for the three months ended September 30, 2021 increased slightly by $0.6 million to $35.8 million, from $35.2 million for the three months ended September 30, 2020. This increase was primarily attributable to an increase in the Company's average debt balance, which increased to $3.2 billion from $3.1 billion for the three months ended September 30, 2021 and 2020, respectively.

•Financial income for the three months ended September 30, 2021 increased $2.8 million to $3.0 million from $0.2 million for the three months ended September 30, 2020. Financial income for the three months ended September 30, 2021 reflects the gain recorded upon the modification of the CSSC Lease Financing arrangement as described above in the section entitled 'Debt'.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2021	2020	2021	2020
Revenue
Vessel revenue	$119,271	$177,250	$392,878	$777,656

Operating expenses
Vessel operating costs	(85,881)	(85,752)	(249,781)	(246,973)
Voyage expenses	(661)	(592)	(3,442)	(7,718)
Depreciation - owned or sale leaseback vessels	(49,707)	(49,377)	(147,713)	(144,320)
Depreciation - right of use assets	(10,408)	(12,166)	(32,449)	(38,972)
General and administrative expenses	(13,054)	(15,861)	(39,938)	(51,870)
Total operating expenses	(159,711)	(163,748)	(473,323)	(489,853)
Operating (loss) / income	(40,440)	13,502	(80,445)	287,803
Other (expense) and income, net
Financial expenses	(35,810)	(35,191)	(105,783)	(119,084)
Loss on Convertible Notes exchange	—	—	(5,504)	—
Gain on repurchase of Convertible Notes	—	1,013	—	1,013
Financial income	3,041	208	3,453	1,068
Other (expense) and income, net	(58)	285	(164)	(417)
Total other expense, net	(32,827)	(33,685)	(107,998)	(117,420)
Net (loss) / income	$(73,267)	$(20,183)	$(188,443)	$170,383

(Loss) / Earnings per share

Basic	$(1.34)	$(0.37)	$(3.46)	$3.11
Diluted	$(1.34)	$(0.37)	$(3.46)	$2.95
Basic weighted average shares outstanding	54,757,241	54,905,361	54,512,767	54,800,402
Diluted weighted average shares outstanding (1)	54,757,241	54,905,361	54,512,767	61,578,016

(1)     The computation of diluted loss per share for the three and nine months ended September 30, 2021 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 and Convertible Notes due 2025 because their effect would have been anti-dilutive. The computation of diluted earnings per share for the three and nine months ended September 30, 2020 includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes due 2022 under the if-converted method.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$192,420	$187,511
Accounts receivable	40,752	33,017
Prepaid expenses and other current assets	9,902	12,430
Inventories	8,539	9,261
Total current assets	251,613	242,219
Non-current assets
Vessels and drydock	3,884,053	4,002,888
Right of use assets	774,362	807,179
Other assets	109,644	92,145
Goodwill	8,900	8,900
Restricted cash	5,293	5,293
Total non-current assets	4,782,252	4,916,405
Total assets	$5,033,865	$5,158,624
Current liabilities
Current portion of long-term debt	$250,165	$172,705
Lease liability - sale and leaseback vessels	159,343	131,736
Lease liability - IFRS 16	54,389	56,678
Accounts payable	15,246	12,863
Accrued expenses	24,663	32,193
Total current liabilities	503,806	406,175
Non-current liabilities
Long-term debt	803,789	971,172
Lease liability - sale and leaseback vessels	1,307,575	1,139,713
Lease liability - IFRS 16	534,637	575,796
Total non-current liabilities	2,646,001	2,686,681
Total liabilities	3,149,807	3,092,856
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	659	656
Additional paid-in capital	2,856,936	2,850,206
Treasury shares	(480,172)	(480,172)
Accumulated deficit	(493,365)	(304,922)
Total shareholders' equity	1,884,058	2,065,768
Total liabilities and shareholders' equity	$5,033,865	$5,158,624

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the nine months ended September 30, 2021
In thousands of U.S. dollars	2021	2020
Operating activities
Net (loss) / income	$(188,443)	$170,383
Depreciation - owned or finance leased vessels	147,713	144,320
Depreciation - right of use assets	32,449	38,972
Amortization of restricted stock	18,231	22,134
Amortization of deferred financing fees	5,663	4,823
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,326	1,268
Accretion of convertible notes	9,179	6,623
Gain on sale and leaseback amendment	(2,851)	—
Accretion of fair value measurement on debt assumed in business combinations	2,582	2,598
Loss / (gain) on Convertible Notes transactions	5,504	(1,013)
	31,353	390,108
Changes in assets and liabilities:
Decrease / (increase) in inventories	723	(388)
(Increase) / decrease in accounts receivable	(7,736)	18,359
Decrease in prepaid expenses and other current assets	2,528	1,452
(Increase) / decrease in other assets	(448)	1,058
Increase / (decrease) in accounts payable	2,697	(4,820)
Decrease in accrued expenses	(6,037)	(3,029)
	(8,273)	12,632
Net cash inflow from operating activities	23,080	402,740
Investing activities
Investment in dual fuel tankers	(6,701)	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(41,008)	(152,614)
Net cash outflow from investing activities	(47,709)	(152,614)
Financing activities
Debt repayments	(404,123)	(540,732)
Issuance of debt	388,885	450,610
Debt issuance costs	(14,080)	(11,011)
Issuance / (repurchase / repayment) of convertible notes	119,419	(46,737)
Principal repayments on lease liability - IFRS 16	(43,080)	(60,424)
Decrease in restricted cash	—	2,002
Gross proceeds from issuance of common stock	—	2,601
Equity issuance costs	—	(26)
Dividends paid	(17,483)	(17,502)
Repurchase of common stock	—	(13,115)
Net cash inflow / (outflow) from financing activities	29,538	(234,334)
Increase in cash and cash equivalents	4,909	15,792
Cash and cash equivalents at January 1,	187,511	202,303
Cash and cash equivalents at September 30,	$192,420	$218,095

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and nine months ended September 30, 2021 and 2020
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$25,365	$82,109	$117,784	$492,812

Average Daily Results
TCE per revenue day(2)	$10,139	$15,100	$11,083	$22,447
Vessel operating costs per day (3)	$7,126	$6,950	$6,926	$6,649

LR2
TCE per revenue day (2)	$10,871	$19,182	$11,586	$30,492
Vessel operating costs per day (3)	$7,168	$7,227	$6,849	$6,876
Average number of vessels	42.0	42.0	42.0	42.0

LR1
TCE per revenue day (2)	$10,015	$17,619	$10,953	$24,899
Vessel operating costs per day (3)	$7,322	$6,933	$6,761	$6,834
Average number of vessels	12.0	12.0	12.0	12.0

MR
TCE per revenue day (2)	$10,262	$13,512	$11,330	$18,515
Vessel operating costs per day (3)	$7,150	$6,829	$7,013	$6,472
Average number of vessels	63.0	62.0	63.0	61.6

Handymax
TCE per revenue day (2)	$7,458	$9,892	$8,716	$16,990
Vessel operating costs per day (3)	$6,726	$6,736	$6,912	$6,605
Average number of vessels	14.0	18.1	15.1	20.0

Fleet data
Average number of vessels	131.0	134.1	132.1	135.6

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$13,700	$32,809	$41,008	$152,614

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, sale leasebacked or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of November 10, 2021

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Magister (formerly STI Master)	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
130	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
131	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)

	Total owned, sale leaseback and bareboat chartered-in fleet DWT		9,223,160

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2020 and 2021 were as follows:

Date paid	Dividends per common share
March 2020	$0.100
June 2020	$0.100
September 2020	$0.100
December 2020	$0.100
March 2021	$0.100
June 2021	$0.100
September 2021	$0.100

On November 10, 2021, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about December 15, 2021 to all shareholders of record as of December 3, 2021 (the record date). As of November 10, 2021, there were 58,369,516 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were originally issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March and June 2021. No securities have been repurchased under the new program since its inception through the date of this press release.
At the Market Equity Offering Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Equity Program") pursuant to which it may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Equity Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the "Sales Agreement"), with BTIG, LLC, as sales agent (the "Equity ATM Agent"). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Equity ATM Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Equity ATM Agent and the Company.
There is $97.4 million of remaining availability under the ATM Equity Program as of November 10, 2021.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 131 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 14 Handymax tankers) with an average age of 5.8 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Third Quarter of 2021 Financial Results Compared to the Third Quarter of 2020". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended Sept. 30, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(73,267)	$(1.34)	$(1.34)
Adjustments:
Gain on sale and leaseback amendment	(2,851)	(0.05)	(0.05)
Adjusted net loss	$(76,118)	$(1.39)	$(1.39)

	For the three months ended Sept. 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(20,183)	$(0.37)	$(0.37)
Adjustment:
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	955	0.02	0.02
Gain on repurchase of Convertible Notes	(1,013)	(0.02)	(0.02)
Adjusted net loss	$(20,241)	$(0.37)	$(0.37)

	For the nine months ended Sept. 30, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(188,443)	$(3.46)	$(3.46)
Adjustments:
Loss on Convertible Notes exchange	5,504	0.10	0.10
Write-off of deferred financing fees	1,326	0.02	0.02
Gain on sale and leaseback amendment	(2,851)	(0.05)	(0.05)
Adjusted net loss	$(184,464)	$(3.38)	$(3.38)	(1)

	For the nine months ended Sept. 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$170,383	$3.11	$2.95
Adjustments:
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,268	0.02	0.02
Gain on repurchase of Convertible Notes	$(1,013)	$(0.02)	$(0.02)
Adjusted net income	$170,638	$3.11	$2.95

(1) Summation difference due to rounding.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2021	2020	2021	2020
Net (loss) / income	$(73,267)	$(20,183)	$(188,443)	$170,383
Financial expenses	35,810	35,191	105,783	119,084
Financial income	(3,041)	(208)	(3,453)	(1,068)
Depreciation - owned or finance leased vessels	49,707	49,377	147,713	144,320
Depreciation - right of use assets	10,408	12,166	32,449	38,972
Amortization of restricted stock	5,748	6,779	18,231	22,134
Loss on Convertible Notes exchange	—	—	5,504	—
Gain on repurchase of Convertible Notes	—	(1,013)	—	(1,013)
Adjusted EBITDA	$25,365	$82,109	$117,784	$492,812

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616